Exhibit 99.1

Copa Holdings Announces Postponement of Annual Meeting of Shareholders

PANAMA CITY, April 22, 2020 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), announces postponement of its 2020 Annual Meeting of Shareholders:

NOTICE IS HEREBY GIVEN that due to the advance of the new coronavirus (COVID-19) outbreak and related travel restrictions and social distancing measures taken by the local government, Copa Holdings, S.A. (the "Company") has decided to postpone its Annual Meeting of Shareholders (the "Annual Meeting"), which was originally scheduled to be held at the Company's headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 6th, 2020, at 4:00 p.m. EST (3:00 p.m. Local Time).

The Annual Shareholder meeting is now scheduled for November 18, 2020. An official notice with further details, including a new date of record, will be issued and distributed before the date of the meeting in accordance with the Company´s bylaws.

All director periods are effectively extended until the date of the Annual Meeting.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 102 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NGs aircraft and 14 Embraer-190s. For more information visit www.copa.com.

CPA-G

CONTACT: Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774